SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated February 12, 2026.

Buenos Aires, February 12, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Material Event – LNG Argentina Project

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In this regard, and further to our material event reported on June 6, 2025, please find attached the Company’s press release regarding this matter.

We also inform that the Project Development Agreement (“PDA”) entered into with Shell Argentina S.A. on December 19, 2024, has been terminated.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

YPF, Eni and XRG Sign Joint Development Agreement Advancing Argentina LNG

•  Agreement marks milestone towards Final Investment Decision

•  12 mtpa project positions Argentina among leading LNG exporters

•  Project to unlock significant investment, employment and long-term energy export capacity

Buenos Aires, February 12th, 2026-. YPF, Eni and XRG, the foundational project partners, today announced they have signed a binding Joint Development Agreement (JDA) to advance Argentina LNG. This large-scale integrated gas and liquefaction project will unlock Argentina’s Vaca Muerta shale basin and help position the country as a long-term global LNG supplier.

Argentina LNG is expected to deliver 12 million tons per annum (mtpa) of LNG capacity, via two floating LNG facilities with a capacity of 6 mtpa each. The project is designed to include production, processing, transportation, and LNG export infrastructure.

The JDA marks another milestone for the project, establishing the workplan for the parties to progress through the next stage of development. Under the agreement, the partners will commence Front-End Engineering Design (FEED) and related activities, including engineering, technical structuring and key commercial and financing workstreams.

Horacio Marín, President and CEO of YPF, stated: “This new step marks the formal inclusion of XRG into the project we have been developing together with Eni. These two world-class players allow us to position Argentina LNG as one of the leading LNG projects globally. We will now continue working very intensively to reach FID during the second half of 2026”.

Eni Chief Operating Officer Global Natural Resources, Guido Brusco commented: “With the Joint Development Agreement a new partner – XRG – joins Argentina LNG, which is emerging as one of the most promising opportunities in the global gas landscape. This project is taking shape in a way that reflects both technological leadership and strategic vision”.

Mohamed Al Aryani, President, International Gas at XRG, said: “Argentina LNG’s potential is significant, and this agreement marks an important milestone in the project’s development. YPF, Eni and XRG share the ambition to progress a large-scale LNG project that supports reliable, flexible energy supply to international markets while creating long-term value for partners and local communities”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 12, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer